CET Services, Inc.
                                             12503 E. Euclid Drive, Unit 30
                                             Centennial, Colorado 80111
                                             Telephone (720)875-9115
                                             Fax (720) 875-9114


August 26, 2005

Ms. Nili Shah, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Re:  CET Services, Inc.
     Form 10-KSB for the Fiscal Year Ended December 31, 2004
     Filed March 4, 2005
     Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
     SEC File No. 1-13852

Dear Ms. Shah:

This letter is being submitted in response to the comments included in your letter dated August 10, 2005. These responses are numbered in accordance with the numbered comments contained in your letter.

Form 10-KSB for the Fiscal Year ended December 31, 2004
-------------------------------------------------------

Consolidated Balance Sheet, page F-4
------------------------------------

   1. Accrued construction expense of $271,196 as of December 31, 2004 and $331,328 as of March 31, 2005 are construction costs incurred by the Company's general contractor who is building townhomes on Sites II and III of our Westminster project. The contractor invoices the Company on the 10th of the month for work completed in the previous month. The Company and the construction lender then conduct inspections to verify the accuracy of the billing before payment from the Company's construction loan is approved.

       Future filings will reflect the following disclosure which clarifies the Company's accounting policy for accrued construction expense:

          "Accrued construction expense represents construction costs that have been incurred but which have not yet been paid from the Company's construction loan. The accrual is estimated based on invoices received from the Company's general contractor."

Note M - Legal, page F-17
-------------------------

  2. The Company evaluates its loss contingencies as of each reporting date. As of the date of the Company's prior filings, management determined that its loss contingency was remote. If this evalua-tion remains the same at future dates, we anticipate that future filings will reflect the following disclosure:

         "Management believes that a material adverse effect on the Company's financial position or results of operation as a result of any pending litigation is remote."

  3. As of the date of the Company's prior filings, the Company evaluated the loss contingency for the labor billing rates to the EPA in accordance with SFAS. No. 5 and we concluded that the contingency was remote. If this evaluation remains the same at future dates, we anticipate that future filings will reflect the following disclosure:

          "No loss provision has been made at December 31, 2005 relating to this matter, as management believes that any material adverse effect on the Company's financial position or results of operation is remote."

      Although we have concluded that the contingency is remote, future filings will also include a discussion of the loss contingency as a critical accounting policy as it has the potential to have a significant impact on the consolidated financial statements.

Form 10-QSB for the quarter ended March 31, 2005
------------------------------------------------

Note 10 - Notes Payable, page 6
-------------------------------

  4. Future filings will include the material terms of the Company's loan agreements. This disclosure was made in the Form 10-QSB for the quarter ended June 30, 2005, filed on August 12, 2005.

Please be advised that the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions or need any additional information.

Sincerely,

CET Services, Inc.


By: /s/ Dale W. Bleck
    Dale W. Bleck
    Chief Financial Officer